Exhibit 99(a)

FINANCIAL MEASURES THAT SUPPLEMENT U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES MEASURES (NON-GAAP FINANCIAL MEASURES)

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

	Operating and non-operating pension costs
	Operating earnings (loss) and operating EPS
	GE Industrial operating + Vertical EPS
	Industrial segment organic revenue growth
	Oil & Gas organic revenue and operating profit growth
	Industrial Cash Flows from Operating Activities (Industrial CFOA)
	Adjusted Corporate Costs (Operating)
	GE Capital ending net investment (ENI), excluding liquidity
	GECC Tier 1 Common Ratio Estimate

The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

OPERATING AND NON-OPERATING PENSION COSTS

	Three months ended June 30		Six months ended June 30
(In millions)	2015	2014	2015	2014

Service cost for benefits earned	$367	$299	$728	$617
Prior service cost amortization	51	54	103	108
Curtailment loss	-	-	71	-
Operating pension costs	418	353	902	725

Expected return on plan assets	(827)	(800)	(1,652)	(1,601)
Interest cost on benefit obligations	696	687	1,391	1,373
Net actuarial loss amortization	820	642	1,645	1,283
Non-operating pension costs	689	529	1,384	1,055
Total principal pension plans costs	$1,107	$882	$2,286	$1,780

We have provided the operating and non-operating components of cost for our principal pension plans. Operating pension costs comprise the service cost of benefits earned, prior service cost amortization and curtailment loss for our principal pension plans. Non-operating pension costs comprise the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization for our principal pension plans. We believe that the operating components of pension costs better reflects the ongoing service-related costs of providing pension benefits to our employees. We believe that the operating and non-operating components of cost for our principal pension plans, considered along with the corresponding GAAP measure, provide management and investors with additional information for comparison of our pension plan costs and operating results with the pension plan costs and operating results of other companies.

OPERATING EARNINGS (LOSS) AND EPS

	Three months ended June 30			Six months ended June 30
(Dollars in millions; except per share amounts)	2015	2014	V%	2015	2014	V%

Earnings (loss) from continuing operations attributable to GE	$2,390	$2,884	(17)%	$(4,944)	$5,185	U
Adjustment (net of tax): non-operating pension costs	448	344		900	686
Operating earnings (loss)	2,838	3,228	(12)%	(4,044)	5,871	U
Less GECC earnings (loss) from continuing operations
attributable to GE common shareowners	218	1,002		(8,289)	2,248
Operating earnings excluding GECC earnings from continuing
operations attributable to GE
(Industrial operating earnings)	$2,620	$2,226	18%	$4,245	$3,623	17%

Earnings (loss) per share – diluted(a)
Continuing earnings (loss) per share	$0.24	$0.28	(14)%	$(0.49)	$0.51	U
Adjustment (net of tax): non-operating pension costs	0.04	0.03		0.09	0.07
Operating earnings (loss) per share	0.28	0.32	(13)%	(0.40)	0.58	U
Operating earnings (loss) per share attributable
to GE Capital (GE Capital operating EPS)	0.02	0.10	(80)%	(0.82)	0.22	U
Operating earnings per share attributable
to Industrial (Industrial operating EPS)	$0.26	$0.22	18%	$0.42	$0.36	17%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings (loss) excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost, prior service cost and curtailment loss components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings (loss) provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by capital allocation decisions and market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

We believe that presenting operating earnings and operating EPS separately for our industrial and financial services businesses also provides management and investors with useful information about the relative size of our industrial and financial services businesses in relation to the total company.

GE INDUSTRIAL OPERATING + VERTICALS EPS

	Three months ended June 30			Six months ended June 30
(Dollars in millions; except per share amounts)	2015	2014	V%	2015	2014	V%

GE Capital operating earnings (loss)	$218	$1,002	(78)%	(8,289)	2,248	U
Less: Verticals earnings(a)	531	447		877	973
GE Capital operating earnings less Verticals earnings(b)	$(313)	$555		(9,166)	1,275

Industrial operating earnings	$2,620	$2,226	18%	$4,245	$3,623	17%
Verticals earnings(a)	531	447		877	973
Industrial operating earnings + Verticals earnings	$3,151	$2,673		5,122	4,596

Earnings (loss) per share - diluted(c)
Industrial operating EPS	$0.26	$0.22	18%	$0.42	$0.36	17%
Verticals earnings per share	0.05	0.04		0.09	0.10
Industrial operating + Verticals earnings-per-share	$0.31	$0.26	19%	$0.51	$0.45	13%

(a)
Verticals include businesses expected to be retained (GECAS, Energy Financial Services, Healthcare Equipment Finance, Working Capital Solutions, and run-off insurance activities), including allocated corporate costs of $25 million and $58 million after tax in the three months ended June 30, 2015 and 2014, respectively, and $83 million and $116 million after tax in the six months ended June 30, 2015 and 2014, respectively.

(b)
Includes Consumer after-tax operating earnings (loss) of $459 million and $472 million for the three months ended June 30, 2015 and 2014, respectively, and $(2,316) million and $1,258 million for the six months ended June 30, 2015 and 2014, respectively.

(c)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

As described above, Verticals represents the GECC businesses that we expect to retain. Vertical earnings also include an allocation of corporate costs that management estimates will remain once the GE Capital Exit Plan and related restructuring are complete. We believe that presenting Industrial operating + Vertical earnings-per-share amounts provides management and investors with a useful measure to evaluate the performance of the businesses we expect to retain after the disposition of most of our financial services business.

INDUSTRIAL SEGMENT ORGANIC REVENUE GROWTH

	Three months ended June 30			Six months ended June 30
(Dollars in millions)	2015	2014	V%	2015	2014	V%

Segment revenues:
Power & Water	$6,801	$6,292	8%	$12,517	$11,801	6%
Oil & Gas	4,062	4,761	(15)%	8,023	9,069	(12)%
Energy Management	1,768	1,856	(5)%	3,453	3,528	(2)%
Aviation	6,252	6,090	3%	11,926	11,868	- %
Healthcare	4,337	4,483	(3)%	8,412	8,681	(3)%
Transportation	1,420	1,306	9%	2,728	2,533	8%
Appliances & Lighting	2,235	2,120	5%	4,176	3,977	5%
Industrial segment revenues	26,875	26,908	- %	51,235	51,457	- %
Less the effects of:
Acquisitions, business dispositions
(other than dispositions of businesses acquired
for investment) and currency exchange rates	(1,211)	285	U	(1,980)	487	U
Industrial segment revenues excluding effects
of acquisitions, business dispositions
(other than dispositions of businesses acquired
for investment) and currency exchange
rates (Industrial segment organic revenues)	$28,086	$26,623	5%	$53,215	$50,970	4%

Organic revenue growth measures revenue excluding the effects of acquisitions, business dispositions and currency exchange rates. We believe that this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and currency exchange, which activities are subject to volatility and can obscure underlying trends. We also believe that presenting organic revenue growth separately for our industrial businesses provides management and investors with useful information about the trends of our industrial businesses and enables a more direct comparison to other non-financial businesses and companies. Management recognizes that the term "organic revenue growth" may be interpreted differently by other companies and under different circumstances. Although this may have an effect on comparability of absolute percentage growth from company to company, we believe that these measures are useful in assessing trends of the respective businesses or companies and may therefore be a useful tool in assessing period-to-period performance trends.

OIL & GAS ORGANIC REVENUE GROWTH

Three months ended June 30				Six months ended June 30
(Dollars in millions)	2015	2014	V%	2015	2014	V%

Oil & Gas segment revenue	$4,062	$4,761	(15)%	$8,023	$9,069	(12)%
Less the effects of:
Acquisitions, business dispositions (other than
dispositions of businesses acquired for investment)
and currency exchange rates	(353)	163	U	(592)	284	U
Oil & Gas revenues excluding effects of acquisitions,
business dispositions (other than dispositions of
businesses acquired for investment) and currency
exchange rates (Oil & Gas organic revenue)	$4,415	$4,598	(4)%	$8,615	$8,785	(2)%

OIL & GAS ORGANIC OPERATING PROFIT GROWTH

	Three months ended June 30			Six months ended June 30
(Dollars in millions)	2015	2014	V%	2015	2014	V%

Oil & Gas segment profit	$583	$665	(12)%	$1,015	$1,111	(9)%
Less the effects of:
Acquisitions, business dispositions (other than
dispositions of businesses acquired for investment)
and currency exchange rates	(108)	8	U	(172)	8	U
Oil & Gas segment profit excluding effects of acquisitions,
business dispositions (other than dispositions of
businesses acquired for investment) and currency
exchange rates (Oil & Gas organic operating profit)	$691	$657	5%	$1,187	$1,103	8%

Organic revenue and operating profit growth measure revenue and profit excluding the effects of acquisitions, business dispositions and currency exchange rates. We believe that these measures provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and currency exchange, which activities are subject to volatility and can obscure underlying trends. Management recognizes that the terms "organic revenue growth" and "organic operating profit growth" may be interpreted differently by other companies and under different circumstances. Although this may have an effect on comparability of absolute percentage growth from company to company, we believe that these measures are useful in assessing trends of the Oil & Gas business and may therefore be a useful tool in assessing period-to-period performance trends.

INDUSTRIAL CASH FLOWS FROM OPERATING ACTIVITIES (INDUSTRIAL CFOA)

	Six months ended June 30
(Dollars in millions)	2015	2014	V%

Cash from GE's operating activities (continuing operations), as reported	$3,950	$3,371	17%
Less dividends from GECC	450	1,416	(68)%
Cash from GE's operating activities (continuing operations),
excluding dividends from GECC (Industrial CFOA)	$3,500	$1,955	79%

We define "Industrial CFOA" as GE's cash from operating activities (continuing operations) less the amount of dividends received by GE from GECC. This includes the effects of intercompany transactions, including GE customer receivables sold to GECC; GECC services for trade receivables management and material procurement; buildings and equipment (including automobiles) leased by GE from GECC; information technology (IT) and other services sold to GECC by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECC from third-party producers for lease to others; and various investments, loans and allocations of GE corporate overhead costs.  We believe that investors may find it useful to compare GE's operating cash flows without the effect of GECC dividends, since these dividends are not representative of the operating cash flows of our industrial businesses and can vary from period to period based upon the results of the financial services businesses. Management recognizes that this measure may not be comparable to cash flow results of companies, which contain both industrial and financial services businesses, but believes that this comparison is aided by the provision of additional information about the amounts of dividends paid by our financial services business and the separate presentation in our financial statements of the GECC cash flows. We believe that our measure of Industrial CFOA provides management and investors with a useful measure to compare the capacity of our industrial operations to generate operating cash flow with the operating cash flow of other non-financial businesses and companies and as such provides a useful measure to supplement the reported GAAP CFOA measure.

ADJUSTED CORPORATE COSTS (OPERATING)

	Three months ended June 30		Six months ended June 30
(In millions)	2015	2014	2015	2014

Total Corporate Items and Eliminations	$(1,186)	$(1,474)	$(2,878)	$(3,016)
Less non-operating pension cost	(689)	(529)	(1,384)	(1,055)
Total Corporate costs (operating)	$(497)	$(945)	$(1,494)	$(1,961)
Less restructuring other charges against gains and settlement	100	(316)	(322)	(692)
Adjusted total corporate costs (operating)	$(597)	$(629)	$(1,172)	$(1,269)

Operating corporate costs exclude non-service-related pension costs of our principal pension plans, which comprise interest costs, expected return on plan assets and amortization of actuarial gains/losses.  Service cost, prior service cost and curtailment loss components of our principal pension plans are included in operating corporate costs.  We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees.  Accordingly, we believe that our measure of operating corporate costs provides management and investors with a useful measure of the operational costs incurred outside of our businesses.  We believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating corporate costs to the operating corporate costs of other companies.

We also believe that adjusting operating corporate costs to exclude the effects of items that are not closely associated with ongoing corporate operations, such as earnings of previously divested businesses, gains and losses on disposed and held for sale businesses, and restructuring and other charges, provides management and investors with a meaningful measure that increases the period-to-period comparability of our ongoing corporate costs.

GE CAPITAL ENDING NET INVESTMENT (ENI), EXCLUDING LIQUIDITY

(In billions)	June 30, 2015	June 30, 2014(b)

Financial Services (GECC) total assets	$463.3	$509.6
Less assets of discontinued operations	154.9	1.5
Less non-interest bearing liabilities	51.2	60.5
GE Capital ENI	257.2	447.6
Less liquidity(a)	77.9	76.3
GE Capital ENI, excluding liquidity	$179.3	$371.3

(a)	Liquidity includes debt obligations of the U.S. Treasury of $3.3 billion June 30, 2015.
(b)	As originally reported.

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding liquidity, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of liquidity resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Liquidity consists of cash and equivalents and certain debt obligations of the U.S. Treasury. As a general matter, investments included in liquidity are expected to be highly liquid, giving us the ability to readily convert them to cash. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

GECC TIER 1 COMMON RATIO ESTIMATE(a)

(In billions)	June 30, 2015	June 30, 2014

Shareowners' equity(b)	$67.0	$85.8
Adjustments:
Preferred equity	(4.9)	(4.9)
Goodwill and other intangible assets	(18.5)	(26.7)
Other additions (deductions)	1.1	0.3
GECC Tier 1 common	44.7	54.5
Estimated risk-weighted assets(c)	393.4	456.9
GECC Tier 1 common ratio estimate	11.4%	11.9%

(a)	Includes discontinued operations.
(b)	Total equity excluding noncontrolling interests.
(c)	Based on Basel 3 risk-weighted assets estimates.

The GECC Tier 1 common ratio estimate is the ratio of Tier 1 common equity to total risk-weighted assets as calculated based on our interpretation of the standardized U.S. Basel 3 capital rules on a transitional basis. We are not required by regulators to disclose this capital ratio, and therefore this capital ratio is considered a non-GAAP financial measure. We believe that this capital ratio is a useful measure to investors because it is widely used by analysts and regulators to assess the capital position of financial services companies.